Exhibit 11

KEARNY FINANCIAL CORP. AND SUBSIDIARIES
STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30, 2013	Year Ended June 30, 2012	Year Ended June 30, 2011
	(In Thousands, Except Per Share Data, Unaudited)

Income available to common stockholders	$6,506	$5,078	$7,851

Weighted average shares outstanding	66,152	66,495	67,118

Basic earnings per share	$0.10	$0.08	$0.12

Income for diluted earnings per share	$6,506	$5,078	$7,851

Total weighted average common shares and equivalents outstanding for diluted computation	66,152	66,495	67,118

Diluted earnings per share	$0.10	$0.08	$0.12